EXHIBIT 99.14

CONSENT OF WILLIAM MERCER

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of the references to my name and the technical information attributed to me under the headings "Description of the Business – Nechalacho Project" and "Description of the Business - Other Properties and Assets" included in the Annual Information Form of the Company dated as of November  28, 2012 (the “AIF”) and the references to my name and the technical information attributed to me in connection with the Company’s Thor Lake project and other properties and projects included in the Company’s Management Discussion and Analysis for the year ended August 31, 2012 (the “MD&A”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to my name and the technical information attributed to me under the headings "Description of the Business – Nechalacho Project" and "Description of the Business - Other Properties and Assets" in the AIF and the references to my name and the technical information attributed to me in connection with the Company’s Nechalacho property and other properties and projects in the MD&A and AIF, which are included in the annual report on Form 40-F.

Dated:  November  29, 2012

/s/ William Mercer
Name: Dr. William Mercer, P. Geo.
Title: Vice President, Exploration